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Exhibit 20.1

                                                           [HANOVER DIRECT LOGO]

FOR IMMEDIATE RELEASE

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CONTACT:  Hanover Direct, Inc.               AGG International, Public Relations
          Brian C. Harriss                   Melissa Fisher
          Sr. VP - Chief Financial Officer   (212) 869-8230
          (201) 272-3224                     melissa@aggintl.com
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             HANOVER DIRECT ANNOUNCES CHANGES IN BOARD OF DIRECTORS


WEEHAWKEN, NJ - October 19, 2000- Hanover Direct, Inc. today announced changes in its Board of Directors.

Mr. Eloy Michotte, a Richemont nominee, is joining the Board of Directors of Hanover Direct, Inc. and will be elected at its next meeting. "We are fortunate to announce," stated Rakesh K. Kaul, President and CEO of Hanover Direct, Inc., "the addition of Mr. Michotte to the Board. He brings a wealth of experience in mergers, acquisitions and strategic alliances."

Mr. Michotte is a member of the Executive Committee of Compagnie Financiere Richemont AG as well as a Director of Richemont SA. He is responsible for corporate finance matters for the Richemont group of companies. Prior to his current position he worked for the Ford Motor Company, McKinsey & Co and Bankers Trust Company. He holds a degree in Applied Mathematics and Engineering from the University of Louvain in Belgium and an MBA from the University of Chicago.

Mr. Howard Tanner, Mr. Basil Regan and Mr. Shailesh Mehta have recently left the Board. "With great regret," continued Kaul, "the Company and Board accepted the resignations and departures of Messrs. Tanner, Mehta and Regan. Their individual and collective service to the Board and the Company have been invaluable, and we will miss their judgement and contributions."

Messrs. Tanner, Mehta and Regan each indicated to the Board of Directors that the strategic repositioning and $70,000,000 million Preferred Stock funding completed and announced in August established a stronger base for the Company's future operations and provided a natural transition point for their departure in light of their other commitments.

ABOUT HANOVER DIRECT, INC.
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Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Turiya, Domestications Kitchen & Garden, Kitchen & Home, Encore, Improvements, The Safety Zone, Silhouettes, International Male, Undergear, Scandia Down, and Gump's By Mail. Hanover Direct is the exclusive distributor of the Compagnie de la Chine brand in North America; the Company owns Gump's, a retail store based in San Francisco; and the Company has a majority equity stake in Always In
Style, LLC. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party, end-to-end, fulfillment, logistics and e-care provider, and Desius, LLC, the Company's joint venture with RS Software (India), Ltd., offering 24/7-web shop services and e-commerce systems development. The subsidiary also services the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.

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